Exhibit 99.1

Americas Silver Corporation Reports First Quarter 2019 Financial Results

TORONTO--(BUSINESS WIRE)--May 13, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the first quarter of 2019.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Silver Corporation SEDAR profile at www.sedar.com, on its EDGAR profile at www.sec.gov, and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

First Quarter Highlights

  Production of 1.8 million consolidated silver equivalent ounces1, an increase of 9% year-over-year, including 0.4 million silver ounces.
  Revenue of $17.8 million and net loss of $2.8 million for the quarter or ($0.06) per share, a decrease of $2.6 million in revenue and an increase in the net loss of $3.3 million compared to Q1-2018 due primarily to lower metal prices and non-reoccurring expenses associated with the Pershing Gold acquisition.
  Consolidated by-product production totalling 11.3 million pounds of zinc and 8.2 million pounds of lead, representing increases of 54% and 8%, respectively.
  Cost of sales of $7.11/oz. equivalent silver, by-product cash cost2 of negative ($0.50)/oz. silver, and all-in sustaining cost2 (“AISC”) of $5.54/oz. silver for the quarter, representing year-over-year decreases of 13% and 10% in cost of sales per equivalent silver ounce and AISC per ounce, respectively, and an increase of 82% in by-product cash cost per ounce.
  The Company had a cash balance of $3.4 million and working capital balance of $5.2 million as at March 31, 2019.

Subsequent to First Quarter Highlights

  Completion of the acquisition of Pershing Gold Corporation (“Pershing”) on April 3, 2019.
  Entered into financing agreements with Sandstorm Gold Ltd. (“Sandstorm”) for gross proceeds of approximately $42.5 million to fully fund the development of mining and heap leaching operations at the Relief Canyon Project (“Relief Canyon”).
  Board approval to commence construction of the Relief Canyon with first gold pour expected in late Q4-2019.
  Preliminary feasibility study and initial mineral reserve estimate for a combined operation at its 100% owned El Cajón and Zone 120 silver-copper deposits highlighted by a probable mineral reserve of 2.9 million tonnes containing 14.5 million ounces of silver and 26.5 million pounds of copper.
  The Company agreed to sell its option for the right to acquire a 100% interest of the San Felipe property to Premier Gold Mines Ltd. for total consideration of $10.8 million.

The Company’s net loss was impacted by lower silver, zinc and lead prices and by non-reoccurring charges associated with the Pershing Gold Acquisition, specifically transaction costs ($1.0 million), and incremental interest and financing costs related to the convertible loans payable and promissory note ($0.5 million) associated with the acquisition. Timing of metal sales relative to production further contributed to the net loss compared to prior year. The Company also had unrealized losses on non-hedge zinc forward contracts ($1.2 million) during the quarter. Adjusting for these items, the net loss would have been approximately $0.1 million. The Company generated cash from operating activities before non-cash working capital items of $2.6 million for the first quarter of 2019 compared to $3.7 million in the same period in 2018.

“The San Rafael mine had a record quarter due to improved recovery, higher mill throughput, and increased grades, with substantial increases in silver and by-product production,” said Darren Blasutti, President & CEO of Americas Silver. “Earnings are expected to improve in the second half of the year with the remaining costs for the Pershing acquisition and Sandstorm financing to be captured in the second quarter. Development of Relief Canyon is beginning as expected with construction activities ramping up on schedule.”

Consolidated Production and Operating Costs

Consolidated Production and Cost Details
	Q1 2019	Q1 2018
Total ore processed (tonnes milled)	182,029	163,875
Silver produced (ounces)	393,824	397,035
Zinc produced (pounds)	11,263,623	7,332,978
Lead produced (pounds)	8,211,429	7,624,685
Silver equivalent produced (ounces)	1,754,839	1,613,711
Silver recovery (percent)	77.2	79.4
Silver grade (grams per tonne)	87	95
Silver sold (ounces)	380,163	404,649
Zinc sold (pounds)	10,864,404	7,259,622
Lead sold (pounds)	7,965,271	7,895,231
Cost of sales ($ per silver equivalent ounce)	$7.11	$8.14
Silver cash cost ($ per silver ounce)	($0.50)	($2.73)
All-in sustaining cost ($ per silver ounce)	$5.54	$6.17

Consolidated silver equivalent production increased due to record production results at the Cosalá Operations driven by sustained improvements in mill throughput, grade, and metal recovery to concentrate with San Rafael sustaining an average milling rate of approximately 1,750 tonnes per operating day, cumulatively resulting in 54% greater zinc and 73% greater lead production. . The Galena Complex negatively impacted consolidated production during the quarter as a result of unplanned mill downtime, due to problems with the mill pinion bearing in January, and the loss of two high-tonnage stopes in February and March, resulting in a cumulative loss of approximately one month’s production during Q1-2019. Performance at the Galena Complex is slowly improving and should return to expected levels by the end of Q2-2019. The increase in cash costs was primarily a result of the operational challenges experienced at the Galena Complex along with lower realized prices recognized on silver, zinc, and lead during Q1-2019 compared to Q1-2018.

Relief Canyon Update

On April 3, 2019, the Company announced the closing of the Pershing acquisition after receiving notification that CFIUS completed its review. The Company also announced a financing package of $42.5 million secured from Sandstorm Gold Ltd. to fully fund the development of Relief Canyon and Board approval for construction commencement at the Project with the intention of pouring gold before year end. Since that time, orders have been placed for long-lead items such as the crusher and conveyor system and negotiations have commenced on the leach pad construction and mining contracts. Expected start dates are late-May and mid-June respectively. Further information on the Relief Canyon development will be made available periodically on the Company’s website as construction progresses at www.americassilvercorp.com.

Further information concerning the consolidated and individual mine operations is included in the Company’s first quarter Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2019 and Management’s Discussion and Analysis for the three months ended March 31, 2019.

Q1-2019 Earnings Conference Call

Discussions on Q1-2019 earnings will be covered by President & CEO Darren Blasutti at the Annual and Special Meeting of Americas Silver scheduled for 3pm (EDT) on Wednesday May 15, 2019 at Vantage Venues, 150 King St. West, Toronto, Ontario. A recording of the presentation will be available on the Company’s website subsequent to the meeting.

Additional information concerning the annual and special meeting can be found in the Management Information Circular dated April 18, 2019. An electronic copy of the Circular is available online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully funded for development Relief Canyon Project, in Nevada, USA which is currently in construction following completion of the Pershing acquisition in April 2019. For further information, please see SEDAR or EDGAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s financing efforts; construction, production, and development plans at the Relief Canyon Project and performance expectations for the Relief Canyon Project and impact on Americas Silver’s financial performance; and the estimated construction timeline and costs for the Relief Canyon Project; the estimated timeline for environmental approvals for the second phase of the Relief Canyon Project; and the impact of the Pershing acquisition on the liquidity of the Company’s shares. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the Sandstorm financing, risks and uncertainties include the ability of the Company and its subsidiaries to fulfill the conditions to drawing the available funds under the definitive agreements with Sandstorm, as applicable, and the potential for, and consequences of, default thereunder. With respect to the business of Americas Silver, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Silver’s filings with the Canadian Securities Administrators on its profile at www.sedar.com or with the SEC at www.sec.gov/edgar, including its annual information form for the year ended December 31, 2018 and its management information circular dated December 4, 2018. Americas Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Silver does not give any assurance (1) that Americas Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Silver, the Sandstorm financing package, or other matters attributable to Americas Silver or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, and lead realized prices during each respective period.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2018 year-end and quarterly MD&A.

CONTACT:
Darren Blasutti
President and CEO
Americas Silver Corporation
416‐848‐9503